EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Plan Committee
Zale Corporation Savings and Investment Plan:
We consent to the incorporation by reference in the Registration Statement on Form S-8 of Zale Corporation (filed under the Securities and Exchange Commission File No. 333-51607) of our report dated January 12, 2007 with respect to the statements of net assets available for Plan benefits of Zale Corporation Savings and Investment Plan as of July 31, 2006 and 2005, and the related statements of changes in net assets available for Plan benefits for the years then ended, and the related supplemental schedules, which report appears in the July 31, 2006 Annual Report on Form 11-K of Zale Corporation Savings and Investment Plan.
KPMG LLP
Dallas, Texas
January 24, 2007